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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2006

                        Commission File Number: 000-21742

                               STOLT OFFSHORE S.A.
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                 (Translation of registrant's name into English)

                          c/o Stolt Offshore M.S. Ltd.
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F [X]             Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes [ ]                   No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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In accordance with General Instruction B, item (i), attached herewith as
Exhibit 99.1 is a press release, dated February 13, 2006, whereby
Stolt Offshore S.A.("Stolt Offshore" or the "Company") announced contract awards totaling approximately $300 million in letters of intent from Petrobras in Brazil.

The first new award, valued at $145 million, is an EPIC contract for the tie-in of oil export pipelines from the Roncador, Marlim Sul and Marlin Leste fields to the PRA1 booster platform and for other associated tie-in work at two offloading buoys and a floating storage and offloading tanker. The work will be performed by the Discovery in the period between the fourth quarter of 2006 and the third quarter of 2007. The engineering and project management for this project is being undertaken from the North America regional office in Houston, following the refocusing of this business unit to the deepwater SURF market.

The second new award is for an extension to the existing Seaway Condor contract, valued at $140 million for four additional years of work from September 2006. This contract to install flexible flowlines and risers in water depths of up to 2,000 meters was previously extended in 2001.

Two additional awards, also for Petrobras, are each for two additional years extension to the ROV contracts on the Toisa Conqueror and the Normand Borg, together valued at approximately $16 million.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No.
333-124997) and the Company's Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant customers; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              STOLT OFFSHORE S.A.


Date: February 14, 2006                        By:/s/ Stuart Jackson
                                                  ------------------------------
                                                  Name: Stuart Jackson
                                                  Title: Chief Financial Officer